INTRODUCTION TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

On April 23, 2014, Alarming Devices, Inc., a Nevada corporation (the “Registrant” or the “Company”), entered into and consummated the Agreement and Plan of Merger (the “Merger Agreement”) with StationDigital, Inc., a Delaware corporation (“StationDigital”). Upon consummation of the transactions set forth in the Merger Agreement (the “Closing”), the Registrant adopted the business plan of Station Digital.

Pursuant to the Merger Agreement, the Registrant agreed to acquire StationDigital in exchange for the issuance of an aggregate 3,585,575 pre-split shares of the Registrant’s common stock, par value $0.001 per share (the “Common Stock”) and 56 shares of a newly-created Series A Preferred Stock, par value $0.001 per share (the “Series A”, and collectively, the “Merger Shares”). Following the consummation of the Merger, the shareholders of StationDigital will beneficially own approximately Eighty-Eight Percent (88%) of the issued and outstanding Common Stock of the Registrant. The parties have taken the actions necessary to provide that the Merger is treated as a “tax free exchange” under Section 368 of the Internal Revenue Code of 1986, as amended. The Merger Agreement contains customary representations, warranties and covenants of the Registrant and StationDigital for like transactions. The foregoing descriptions of the above referenced agreements do not purport to be complete. For an understanding of their terms and provisions, reference should be made to the Agreement attached as Exhibit 2.1 to the Report on Form 8-K dated April 23, 2014 and incorporated herein by reference.

Additionally on April 23, 2014, holders of a majority of the Company’s outstanding Common Stock voted to amend the Company’s Articles of Incorporation ( the “Amendment”) to: (i) change its name to “StationDigital Corporation”, (ii) increase the number of its authorized shares of capital stock from 75,000,000 shares to 510,000,000 consisting of (a) 500,000,000 shares were designated as Common Stock and (b) 10,000,000 shares were designated as blank check preferred stock and (iii) effect a forward split such that 17.6471 shares of Common Stock and Preferred Stock were issued for every 1 share of Common Stock and Preferred Stock issued and outstanding immediately prior to the Amendment. Additionally, the majority shareholder and the Registrant agreed to convert the Registrant’s corporate domicile to Delaware. Further, the Company amended its By-laws to change its fiscal year end to December 31st to align the Company’s fiscal periods with that of StationDigital’s business.

The unaudited pro forma combined balance sheet as of March 31, 2014 combines the unaudited balance sheet of the Registrant as of March 31, 2014 and the unaudited balance sheet of StationDigital Corporation as of March 31, 2014 and assumes that the Exchange was consummated on March 31, 2014.

The information presented in the unaudited pro forma condensed combined financial statements does not purport to represent what our financial position or results of operations would have been had the Exchange occurred as of the dates indicated, nor is it indicative of our future financial position or results of operations for any period. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the Exchange.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances.

StationDigital Corporation
(A Development Stage Company)
Pro Forma Balance Sheet

	March 31, 2014	March 31, 2014	Pro Forma
	StationDigital Corp	Alarming Devices, Inc.	Adjustments	Note	Consolidated
ASSETS

Current assets:
Cash	$11,745	$-	$-		$11,745
Accounts receivable	6,851	-	-		6,851
Total current assets	18,596	-	-		18,596

Property and equipment, net	38,120	-	-		38,120
Website development costs, net	208,962	-	-		208,962
Total assets	$265,678	$-	$-		$265,678

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$1,782,201	$32,426	$-		$1,814,627
Advances from stockholder	-	93,861	-		93,861
Wages Payable	22,650	-	-		22,650
Notes Payable	30,178	-	-		30,178
Payable to GoldenHeart Holdings	4,942,680		-		4,942,680
Payable to GHH Commerce	405,868	-	-		405,868
Total current liabilities	7,183,577	126,287	-		7,309,864

Total liabilities	7,183,577	126,287	-		7,309,864

Stockholders’ deficit:
Common stock par value $0.0001: 500,000,000 shares authorized; 70,750,000 shares issued and outstanding	985	5,340	750	1,2,3,4,5,6,7,8	7,075
Preferred stock par value $0.0001: 10,000,000 shares authorized; nil shares issued and outstanding	-	-	-		-
Related party receivable	(479,150)	-	-		(479,150)
Stock payable	4,122	-	-		4,122
Additional paid-in capital	955,515	9,860	(750)	1,2,3,4,5,6,7,8	964,625
Deficit accumulated during the development stage	(7,399,371)	(141,487)	-		(7,540,858)
Total stockholders’ deficit	(6,917,899)	(126,287)	-		(7,044,186)
Total liabilities and stockholders’ deficit	$265,678	$-	$-		$265,678

Registrant share transactions	Shares	Cash Consideration	Share Value		Paid-in Capital
Pro forma adjustments

Common stock:
(1) To give effect to the elimination of StationDigital's common stock in Share Exchange	-	$-	$(985)		$985
(2) To give effect to the exchange of Steel Pier's common stock in Share Exchange	(5,000,000)	-	(5,000)		5,000
(3) To give effect to the issuance of common stock to StationDigital in Share Exchange	3,400,000	-	3,400		(3,400)
(4) To give effect to the shares issued to Steel Pier in consideration for Share Exchange	2,500,000	-	2,500		(2,500)
(5) To give effect to the shares issued for conversion of $290,000 of convertible debentures	82,166	-	82		(82)
(6) To give effect to the shares issued to Steel Pier in for reduction of $100,000 cash for purchase of Steel Pier's shares	45,333	-	45		(45)
(7) To give effect to forward stock split of 17.6471 for 1	64,382,501	-	64,383		(64,383)
(8) To give effect of change in par value from $0.001 to $0.0001	-	-	(63,675)		63,675
Total common stock pro forma adjustments	65,410,000	$-	$750		$(750)

StationDigital Corporation
(A Development Stage Company)
Pro Forma Statements of Operations

	For the Three Months Ended March 31, 2014	For the Three Months Ended March 31, 2014
	StationDigital Corp	Alarming Devices, Inc.	Adjustment	Consolidated

Advertising revenue	$16,507	$-	$-	$16,507

Cost of revenue	212,932	-	-	212,932

Operating expenses:
Product development costs	89,248	-	-	89,248
Sales and marketing	938,432	-	-	938,432
Professional fees	-	13,198	-	13,198
General and administrative	196,923	-	-	196,923
Total operating expenses	1,224,603	13,198	-	1,237,801

Operating loss	(1,421,028)	(13,198)	-	(1,434,226)

Net loss	$(1,421,028)	$(13,198)	$-	$(1,434,226)